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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

AutoNation, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

05329W102

(Cusip Number)

Janice V. Sharry, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5562

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 1, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05329W102			Page 2 of 18

1.	Name of Reporting Person: ESL Partners, L.P., a Delaware limited partnership		I.R.S. Identification Nos. of above persons (entities only): 22-2875193

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 49,073,762

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 49,073,762

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 75,198,300

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 28.1%(1)

14.	Type of Reporting Person (See Instructions): PN

(1)  Based on a total of 267,369,339 Shares outstanding as of April 26, 2004, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004.

CUSIP No. 05329W102			Page 3 of 18

1.	Name of Reporting Person: ESL Institutional Partners, L.P., a Delaware limited partnership		I.R.S. Identification Nos. of above persons (entities only): 06-1456821

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 342,305

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 342,305

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 75,198,300

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 28.1%(1)

14.	Type of Reporting Person (See Instructions): PN

(1)  Based on a total of 267,369,339 Shares outstanding as of April 26, 2004, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004.

CUSIP No. 05329W102			Page 4 of 18

1.	Name of Reporting Person: ESL Investors, L.L.C., a Delaware limited liability company		I.R.S. Identification Nos. of above persons (entities only): 13-4095958

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 16,681,219

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 16,681,219

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 75,198,300

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 28.1%(1)

14.	Type of Reporting Person (See Instructions): OO

(1)  Based on a total of 267,369,339 Shares outstanding as of April 26, 2004, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004.

CUSIP No. 05329W102			Page 5 of 18

1.	Name of Reporting Person: ESL Investments, Inc., a Delaware corporation		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 182,235

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 182,235

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 75,198,300

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 28.1%(1)

14.	Type of Reporting Person (See Instructions): CO

(1)  Based on a total of 267,369,339 Shares outstanding as of April 26, 2004, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004.

CUSIP No. 05329W102			Page 6 of 18

1.	Name of Reporting Person: CBL Partners, L.P., a Delaware limited partnership		I.R.S. Identification Nos. of above persons (entities only): 06-1526810

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,819,389

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 8,819,389

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 75,198,300

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 28.1%(1)

14.	Type of Reporting Person (See Instructions): PN

(1)  Based on a total of 267,369,339 Shares outstanding as of April 26, 2004, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004.

CUSIP No. 05329W102			Page 7 of 18

1.	Name of Reporting Person: Tynan LLC, a Delaware limited liability company		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,717

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 3,717

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 75,198,300

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 28.1% (1)

14.	Type of Reporting Person (See Instructions): OO

(1) Based on a total of 267,369,339 Shares outstanding as of April 26, 2004, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004.

CUSIP No. 05329W102			Page 8 of 18

1.	Name of Reporting Person: ESL Investment Management, LLC, a Delaware limited liability company		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 95,673

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 95,673

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 75,198,300

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 28.1% (1)

14.	Type of Reporting Person (See Instructions): OO

(1) Based on a total of 267,369,339 Shares outstanding as of April 26, 2004, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004.

CUSIP No. 05329W102			Page 9 of 18

1.	Name of Reporting Person: ESL Limited, a Bermuda corporation		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0% (1)

14.	Type of Reporting Person (See Instructions): CO

(1) ESL Limited ceased to be the beneficial owner of any Shares as of July 1, 2004 and therefore disclaims beneficial ownership of the Shares reported herein.

CUSIP No. 05329W102			Page 10 of 18

1.	Name of Reporting Person: KP I Partners, L.P., a Delaware limited partnership		I.R.S. Identification Nos. of above persons (entities only): 86-1069224

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%(1)

14.	Type of Reporting Person (See Instructions): PN

(1) KP I Partners, L.P. ceased to be the beneficial owner of any Shares as of July 1, 2004 and therefore disclaims beneficial ownership of the Shares reported herein.

CUSIP No. 05329W102			Page 11 of 18

1.	Name of Reporting Person: KP II Partners, L.P., a Delaware limited partnership		I.R.S. Identification Nos. of above persons (entities only): 86-1069227

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0% (1)

14.	Type of Reporting Person (See Instructions): PN

(1) KP II Partners, L.P. ceased to be the beneficial owner of any Shares as of July 1, 2004 and therefore disclaims beneficial ownership of the Shares reported herein.

CUSIP No. 05329W102			Page 12 of 18

1.	Name of Reporting Person: Edward S. Lampert		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 75,198,300

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 28.1% (1)

14.	Type of Reporting Person (See Instructions): IN

(1) Based on a total of 269,369,339 Shares outstanding as of April 26, 2004, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004.

CUSIP No. 05329W102			Page 13 of 18

1.	Name of Reporting Person: William C. Crowley		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 75,198,300

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 28.1% (1)

14.	Type of Reporting Person (See Instructions): IN

(1) Based on a total of 267,369,339 Shares outstanding as of April 26, 2004, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004.

     This Amendment No. 6 to Schedule 13D (this “Amendment”) amends and restates certain Items of the Schedule 13D, as amended, filed by ESL Partners, L.P., a Delaware limited partnership (“ESL”), ESL Limited, a Bermuda corporation (“Limited”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), ESL Investors, L.L.C., a Delaware limited liability company (“Investors”), ESL Investments, Inc., a Delaware corporation (“Investments”), CBL Partners, L.P., a Delaware limited partnership (“CBL”), KP I Partners, L.P., a Delaware limited partnership (“KPI”), KP II Partners, L.P., a Delaware limited partnership (“KPII”), Tynan LLC, a Delaware limited liability company (“Tynan”), Edward S. Lampert and William C. Crowley, both U.S. citizens, by furnishing the information set forth below. ESL, Institutional, Investors, Investments, CBL, Tynan, ESL Investment Management, LLC, a Delaware limited liability company (“ESLIM”), Limited, KPI, KPII, Mr. Lampert and Mr. Crowley are collectively defined in this Amendment as the “Filing Persons.” Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the Securities and Exchange Commission.

Item 2. Identity and Background.

     Item 2 is hereby amended and restated in its entirety as follows:

     (a) The names of the persons filing this Statement are ESL, Institutional, Investors, Investments, CBL, Tynan, ESLIM, Limited, KPI, KPII, Mr. Lampert and Mr. Crowley.

     (b) The principal business address of ESL, Institutional, Investors, Investments, CBL, Tynan, ESLIM, KPI, KPII, Mr. Lampert and Mr. Crowley is 200 Greenwich Avenue, Greenwich, Connecticut 06830. The principal business address of Limited is 129 Front Street, P.O. Box HM 1916, Hamilton HM HX, Bermuda.

     (c) This Statement is filed on behalf of ESL, Institutional, Investors, Investments, CBL, Tynan, Limited, KPI, KPII, Mr. Lampert and Mr. Crowley. The general partner of ESL is RBS Partners, L.P., a Delaware limited partnership (“RBS”). RBS is the manager of Investors. The general partner of RBS is Investments. ESLIM is the investment manager of Limited and the general partner of KPI and KPII. RBS Investment Management, LLC, a Delaware limited liability company (“RBSIM”), is the general partner of Institutional. Investments is the general partner of CBL. Mr. Lampert is the Chief Executive Officer and director of Investments and the managing member of ESLIM and RBSIM. Mr. Crowley is the President and Chief Operating Officer of Investments, a member of ESLIM and RBSIM and the sole member of Tynan. Mr. Lampert and Mr. Crowley were appointed to the Board of Directors of the Issuer on January 29, 2002. In the aforementioned capacities, ESL, Institutional, Investors, Investments, CBL, Tynan, ESLIM, Mr. Lampert and Mr. Crowley each may be deemed to be the beneficial owner of the Shares reported herein. Limited, KPI and KPII ceased to be the beneficial owners of any Shares as of July 1, 2004 and therefore expressly disclaim beneficial ownership of the Shares reported herein.

     The principal business of ESL, Institutional, Investors, CBL, Tynan, Limited, KPI and KPII is purchasing, holding and selling securities for investment purposes. The principal business of RBS is serving as the general partner of ESL. The principal business of Investments is serving as the general partner of RBS. The principal business of ESLIM is serving as the investment manager of Limited and the general partner of KPI and KPII. The principal business of RBSIM is serving as the investment manager of Institutional. Mr. Lampert’s principal business is serving as the Chief Executive Officer and director of Investments and the managing member of ESLIM and RBSIM. Mr. Crowley’s principal business is serving as the President and Chief Operating Officer of Investments and a member of ESLIM and RBSIM.

     (d) and (e) During the past five years, none of the foregoing entities or natural persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

     (f) ESL, Institutional, Investors, Investments, CBL, Tynan, ESLIM, KPI and KPII are organized in Delaware, Limited is organized in Bermuda, and Mr. Lampert and Mr. Crowley are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 is hereby supplemented as follows:

     On July 1, 2004, Limited contributed 4,977,872 Shares and its limited partnership interests in Institutional, KPI and KPII to ESL in exchange for a limited partnership interest in ESL, following which (i) Institutional distributed 1,100,721 Shares to ESL, (ii) KPI was dissolved and made liquidating distributions of 2,596,648 and 92,617 Shares to ESL and ESLIM, respectively, and (iii) KPII was dissolved and made liquidating distributions of 5,040, 246,969 and 3,056 Shares to ESL, Investors and ESLIM, respectively.

Item 4. Purpose of Transaction.

     Item 4 is hereby supplemented as follows:

     On July 1, 2004, Limited contributed 4,977,872 Shares and its limited partnership interests in Institutional, KPI and KPII to ESL in exchange for a limited partnership interest in ESL, following which (i) Institutional distributed 1,100,721 Shares to ESL, (ii) KPI was dissolved and made liquidating distributions of 2,596,648 and 92,617 Shares to ESL and ESLIM, respectively, and (iii) KPII was dissolved and made liquidating distributions of 5,040, 246,969 and 3,056 Shares to ESL, Investors and ESLIM, respectively. At July 1, 2004, the Filing Persons owned 75,198,300 Shares, in the aggregate, which represented approximately 28.1% of the Shares outstanding as of April 26, 2004.

Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated in its entirety as follows:

     (a) The Filings Persons may be deemed to beneficially own 75,198,300 Shares (which represents approximately 28.1% of the Shares outstanding on April 26, 2004, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004).

     (b)

	Sole	Shared	Sole	Shared
	Voting	Voting	Dispositive	Dispositive
	Power	Power	Power	Power
ESL Partners, L.P.	49,073,762	0	49,073,762	0
ESL Institutional Partners, L.P.	342,305	0	342,305	0
ESL Investors, L.L.C.	16,681,219	0	16,681,219	0
ESL Investments, Inc.	182,235	0	182,235	0
CBL Partners, L.P.	8,819,389	0	8,819,389	0
Tynan, LLC	3,717	0	3,717	0
ESL Investment Management, LLC	95,673	0	95,673	0
ESL Limited	0	0	0	0
KP I Partners, L.P.	0	0	0	0
KP II Partners, L.P.	0	0	0	0
Edward S. Lampert	0	0	0	0
William C. Crowley	0	0	0	0

     (c) Except as set forth herein, there have been no transactions in the Shares by any of the Filing Persons since the most recent filing of Schedule 13D.

     (d) Not applicable.

     (e) As of July 1, 2004, Limited, KPI and KPII ceased to be the beneficial owners of any Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby amended and restated in its entirety as follows:

     Other than as provided herein, there are no contracts, arrangements, understandings or relationships between ESL, Institutional, Investors, Investments, CBL, Tynan, Limited, KPI, KPII, Mr. Lampert, Mr. Crowley or any other person with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

     Item 7 is hereby amended and restated in its entirety as follows:

Exhibit 1	Joint Filing Agreement, dated as of July 1, 2004, by and among ESL Partners, L.P., ESL Institutional Partners, L.P., ESL Investors, L.L.C., ESL Investments, Inc., CBL Partners, L.P., Tynan LLC, ESL Investment Management, LLC, ESL Limited, KP I Partners, L.P., KP II Partners, L.P., Edward S. Lampert and William C. Crowley.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 1, 2004

ESL PARTNERS, L.P.

By:	RBS Partners, L.P., its general partner
By:	ESL Investments, Inc., its general partner

	By:	/s/ William C. Crowley

William C. Crowley President and Chief Operating Officer

ESL INSTITUTIONAL PARTNERS, L.P.

By:	RBS Investment Management, LLC, its general partner

	By:	/s/ William C. Crowley

William C. Crowley Member

ESL INVESTMENTS, INC.

By:	/s/ William C. Crowley

William C. Crowley President and Chief Operating Officer

ESL INVESTORS, L.L.C.

By:	RBS Partners, L.P., its manager
By:	ESL Investments, Inc., its general partner

	By:	/s/ William C. Crowley

William C. Crowley President and Chief Operating Officer

CBL PARTNERS, L.P.

By:	ESL Investments, Inc., its general partner

	By:	/s/ William C. Crowley

William C. Crowley President and Chief Operating Officer
TYNAN LLC

By:	/s/ William C. Crowley

William C. Crowley Member

ESL INVESTMENT MANAGEMENT, LLC

By:	/s/ William C. Crowley

William C. Crowley Member

ESL LIMITED

By:	ESL Investment Management, LLC, its investment manager

	By:	/s/ William C. Crowley

William C. Crowley Member

KP I PARTNERS, L.P.

By:	ESL Investment Management, LLC, its general partner

	By:	/s/ William C. Crowley

William C. Crowley, Member

KP II PARTNERS, L.P.

By:	ESL Investment Management, LLC, its general partner

	By:	/s/ William C. Crowley

William C. Crowley Member

/s/ Edward S. Lampert

EDWARD S. LAMPERT

/s/ William C. Crowley

WILLIAM C. CROWLEY

EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of July 1, 2004, by and among ESL Partners, L.P., ESL Institutional Partners, L.P., ESL Investors, L.L.C., ESL Investments, Inc., CBL Partners, L.P., Tynan LLC, ESL Investment Management, LLC, ESL Limited, KP I Partners, L.P., KP II Partners, L.P., Edward S. Lampert and William C. Crowley.